EXHIBIT 2

502 Carnegie Center Suite 104 Princeton, NJ 08540 609.720.1700 Phone 609.716.6137 Fax

June 25, 2008

Mr. Allan R. Spies
Lead Indepdendent Director
iPass, Inc.
3800 Bridge Parkway
Redwood City, CA 94065

Via Facsimile and Overnight Mail

Dear Allan,

As discussed on the June 2, 2008 conference call between you, Peter Clapman, Michael McConnell, and myself, the following is a summary of the issues that I raised on the call:

●
My prior request to speak to the entire board of directors continues to stand.  I seek 20 minutes of the entire board’s time at the end of a regularly scheduled board meeting in order to provide them with my thoughts on improving the Company’s operations in an unfiltered manner.

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I reiterate my request that the board of directors immediately announce by press release, Form 8-K or otherwise the results from the Company’s May 29th annual shareholders’ meeting, including the number of votes cast “For” or “Withheld” for each director nominee.

●
We are concerned that the Company is not on the road to sustainable profitability. The Company’s share price has declined by 50% this year alone and by more than 65% since the beginning of 2007.  We request that the board of directors engage an outside consultant to review management’s current business plan.

●
We believe there must be specific performance accountability for current management. There must be stated goals and a time line to reach those goals. If these goals can not be met, there must be a change in management.

●
We urge the board to review and change the benchmarks for management compensation for 2008. The current incentive compensation plan does not give any weight to the Company achieving GAAP profitability. Management’s incentive compensation should be geared to return on invested capital.

●	We renew our request that the board of directors immediately commence a process to initiate the sale of the Company and to set up an independent committee to review the process.

Please let me know when would be a convenient time for me to outline my concerns directly to the entire board in person or by teleconference.

Sincerely,

Foxhill Capital Partners LLC
On behalf of the Foxhill Opportunity Master Opportunity Fund, LP Ltd

/s/ Neil Weiner
Neil Weiner
Managing Member

Cc:   A. Gary Ames
    John D. Beletic
    Peter G. Bodine
    Peter C. Clapman
    Stanley P. Gold
    Michael J. McConnell
    Arthur C. Patterson
    Olof Pripp